FIRST BUSINESS FINANCIAL SERVICES, INC.
401 Charmany Drive
Madison, WI 53719
Ph: (608) 238-8008

February 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

RE:	First Business Financial Services, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-263296

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on March 2, 2023, or as soon thereafter as is practicable.

If you have any questions concerning this request, please do not hesitate to contact the Company’s outside counsel, C.J. Wauters, Godfrey & Kahn, S.C., at (414) 287-9663.

Very truly yours,

FIRST BUSINESS FINANCIAL SERVICES, INC.

/s/ Edward G. Sloane, Jr.
Edward G. Sloane, Jr.
Chief Financial Officer